

The Vault and Cellar

Business plan
Prepared March 2021

Contact Information
Kari Rushing
nomnom@thevaultandcellar.com
thevaultandcellar.com
7843 Main Street
Middletown, Va 22645

Table of Contents

Executive Summary

Opportunity

Problem

The goal of Vault & Cellar is to open a modern tavern-style bistro that balances the elegance and sophistication of a fine-dining experience, while retaining the whimsy and approachability of a food truck in an area that is underserved by restaurant options, growing residentially, and a tourist hub.

Solution

We have placed a contingency offer on the building which used to house Nana's Irish Pub in Middletown, Va. We believe this is the perfect location to execute our vision, but need to secure financing to make our vision a reality.

Market

Our market is varied and broad, but includes tourists, local residents, students, professionals, and families.

Competition

Competition is at a minimum in the area, with no other nearby restaurant doing the same style of cuisine, and a dearth of options altogether.

Why Us?

Kari and Ian Rushing possess the combination of skills and experience in the hospitality industry, a history of entrepreneurship, and marketing that Vault & Cellar will need to succeed.

Expectations

Forecast

We're forecasting approx. $10,000 a week, while being open 4 days a week for lunch and dinner, transitioning to 5 and 6 days as we become better established within the community and develop the staff to do so. Taking 2 weeks off each year, one in the summer/spring, and one in the winter/fall, for team outings/vacations.

We estimate gross sales of $500,000 for the first fiscal year, growing to approximately $550,000 in year 2, and $600,000 by year 3.

We're also estimating a (10%) $50,000 profit the first year, at that rate.

Financial Highlights by Year



Financing Needed

The asking price for the building and everything within it – down to every last table, chair, and piece of silverware – is $260,000. This is down from the owner's initial ask of $299,000. Though we will be creating our own LLC to start fresh from a tax perspective, the owner has offered to include everything down to the recipes. We have requested in our offer to provide access to social media accounts (their FB following is 4k + strong) for redirecting to our new accounts and think this will prove invaluable in our advertising strategy. The operation is easily turnkey– with a new roof within the past year, new HVAC within the past 2, and most recently a new tile floor in the kitchen. It will take a little time to inventory the contents and rebrand the space to fit our aesthetic, but can be operational within 1 month of having keys in hand. There are no major construction projects looming.

We've estimated needing at least $52,000 as a down payment toward the building, and another $20,000 – $30,000 for start up costs (licenses, permits, initial food purchases and labor costs until there is a return of cash flow to operate from).

Opportunity

Problem & Solution

Problem Worth Solving

Our goal is to provide a unique dining experience that plays elements of both high end and casual – to provide a fine dining experience in a casual environment with an approachable, yet unusual menu and beverage offerings that are curated and rare.

The focus of Vault & Cellar will be the pairing of excellent food alongside a thoughtful beverage program – we'll be assembling a bourbon collection worthy of "America's Best Bourbon Bars" – of bottles from all over the United States as well as a selection of primarily Virginia-based offerings for wine and beer. This extensive collection will be enjoyed alongside a food menu that is informal and playful to drive home the overall ethos of our establishment.

We plan to offer guided tastings, food pairings, flights, and both classic cocktails as well as our own unique concoctions, in an environment that doesn't feel like a stuffy wine bar with dress code requirements.

Target Market

Market Size & Segments

Our target market is broad – we plan to serve the local community, including the 2 large Ryan Home developments nearby, one of which is already sold out, as well as the large local community college. We also plan to serve neighboring communities (Strasburg, Stephens City, Front Royal – all short drives away), as well as the larger DC area and tourist traffic brought to us by our proximity to Skyline Drive and the Shenandoah Valley's storied history. Our market will be young professionals, families, travelers, and history buffs. In short: our market is everyone.

**Note: Here we touch on menu offerings to underscore the currently untapped

market this presents; Please see the "Sample Menu" section for a fuller concept of what Vault & Cellar aspires to.

Our goal for our food is to walk the tight rope between the unexpected and familiar, high and low, fine dining meets food truck. Take, for example, the burger. Burgers, it should go without saying, are most certainly for everyone- some of the biggest franchises in the world are dedicated to them, and every high-end white-table-cloth steakhouse has a refined version on the menu. Our goal, however, is to look like neither of these - but to have unique flavor combinations that draw on the entire culinary world, unorthodox and delightful ingredient pairings, quality food sourcing, and an almost entirely scratch kitchen. Take, for example, our "BBB Burger" - brie, blueberry compote, and bacon together on a toasted brioche bun.

Bourbon will also be a key focus for our tavern style setting; Bourbon is no longer just the drink of our grandfathers. As the only uniquely American spirit, it's receiving a resurgence of popularity amongst young professionals. It is enjoyed by young and old, men and women alike. Quality cocktails, while never out of style, have received greater attention in recent years as well, thanks largely to industry educator Tales of the Cocktail Foundation.

To say "our food and drink are for everyone" is true and an important tenet for us, but to dig in deeper on demographics: Our location rests on the edge of Frederick County with a modest population of just 10,000 in a 5 mile radius. To one side we are bordered by Shenandoah County, similarly quaint in population, and then there is the adjacent Warren County- home to 40,000+ people, and the median age of that group is 37. Geographically, we are positioned at the intersection of major thoroughfares I-66 and I-81, with our closest major city being Washington D.C. approximately 1 hour driving time. DC is buffered by a swath of bedroom communities for commuters. And what do those highly populated areas do on the weekends to get away from the city? They hike along the Skyline Drive, visit rural wineries, or kayak down the Shenandoah River...all located along the I-66 and I-81 corridor. Thanks to our rustic scenery, we are a tourist destination, not just for the surrounding communities, but out of state tourists as well, whose license plates can be seen lining up to the entrance of the Skyline Drive each fall for a view of our changing leaves.

Still, despite all this, the food and drink options in our area are somewhat limited, and having personal experience working at one major establishment in the area, wait times for tables during peak tourist season can extend upward of an hour- there's more than enough tourism cash flow to go around. And during less tourist heavy periods (late November through early March) local regulars have proven to be loyal even through the economic strain of being shut down during the pandemic.

As an added bonus- our tentative location is located on the main street of the historic district next to a historic theatre, less than 1 mile from I-81 and a local community college. Not much further is one of the few remaining drive-in movie theaters left in the United States (which it should be noted allows outside food). In the midst of all this, a new and large community of homes is being constructed currently, and bears the promise of future regulars. Belle Grove Plantation and Cedar Grove Battlefield draw history buffs year round, and large events hosted on the grounds of the plantation bring regular crowds (during pre-pandemic times, at least) to the area. All of these adjacent businesses serve to complement and increase visibility for one another.

Competition

Current alternatives

In Middletown itself, there's very little competition of any kind for the cuisine we plan to offer. Nearby there is an Italian restaurant and pizzeria, the requisite interstate-adjacent fast food operations, and a popular barbecue operation. Strasburg's offerings include a pancake-centered breakfast place, a seafood joint, and a couple small Mexican restaurants. In the town of Front Royal, the biggest players are a tapas restaurant, a revered pizza point, a few diners, which is fairly disparate from our approachable-but-whimsical tavern food angle. There are currently two other burger places (a prided focus item on our menu) within Front Royal as well, but neither serve alcohol. There are two other bars, that serve beer, mixed drinks, and have burgers on their menus, but they aren't high end. Of all the restaurants within town that have liquor licenses, none of them have any sort of focused spirits program. With these dual focuses, combined with our core element of hospitality and the overall dining experience, we become a triple threat- Comfort food, quality liquor, and ridiculous top-quality service.

Our advantages

Kari Rushing began her culinary journey at L'Academie de Cuisine culinary school which focuses on classic and modern French cuisine, techniques, and the honing of basic kitchen skills. After graduating at the top of her class, she went on to work under a number of James Beard award winning chefs, and at two Michelin rated restaurants. Across these restaurants she was able to experience a variety of cuisines: Thai/Vietnamese, Spanish, Creole/Cajun, Mediterranean, and American Southern to name a few. A few notable stops on her resume: Rose's Luxury in Washington D.C. at the time it received it's "Best New Restaurant in America" designation from *Bon Appetit,* and Cochon in New Orleans, where she was able to practice her butchering skills. Eventually her journey brought her back to her hometown, Front Royal, in the Shenandoah Valley, at the entrance to Skyline Drive. At present she serves as the Executive Chef at Front Royal Brewing Company on Main Street in the small but busy and scenic historic district. A little more than a year there, and she has significantly trimmed the restaurant's expenses, elevated the food offerings, developed her staff, and dramatically increased revenue to the point that food sales regularly outpace beer sales- at a brewery!

Aside from her raw experience, she also has an insatiable need for personal and professional growth; she reads about food constantly, and seeks out new experiences wherever she can find them. She loves collaborative effort too- and believes the best food comes about when a variety of hands are involved in the process, and that the many different palates and journeys of experience each person in a kitchen contribute are critical to the development of the best recipes, processes, and overall experience of food. With that ethos in mind, her leadership has been a critical component to her success. A kitchen cannot run successfully with one person; operating a kitchen well can only be done with a team that is in sync in both mission and processes. A happy staff, given a voice and some ownership in their roles, makes for happy guests.

Ian Rushing, Kari's husband, is the more-than-a-decade long owner of Toy Box Studios- a video production and photography company that serves Northern

Virginia and beyond. For Vault & Cellar, this means a built in marketing department. Ian also has extensive SEO knowledge from years of experience in the creation and upkeep of his own websites.

Ian is also an owner and partner in the award-winning meadery Honey & Hops Brew Works, which opened in April of 2020 at the beginning of a pandemic. Less than one year in, they are preparing for a move as they quickly outgrew their first production facility and tasting room.

They are both in the process of becoming Certified Bourbon Stewards, and are planning a trip to Kentucky in the late spring/early summer of 2021 to take their Executive Bourbon Steward tests. Bourbon stewards are similar to sommeliers for wine, or cicerones for beer; Able to offer a level of expertise and insight that will help a guest find the right bourbon for them.

Execution

Marketing & Sales

Marketing Plan

Our marketing strategy involves drawing heavily on social media resources and SEO knowledge to drive traffic to our restaurant. We plan to maintain regularly updated channels through Facebook and Instagram, as well as any other social media sources which become mainstream in the coming years. We will also manage an email list to reach out to our customer base. We also plan to continuously review feedback in public forums (Yelp, Google, etc) and connect with our guests to address concerns and celebrate successes.

Sales Plan

Our sales plan is fairly simple: Make good food and drinks, and make sure everyone knows about us.

On the logistics end, we plan to use Square as our point-of-sale system, kitchen display system, and payroll system. We chose Square because of its ease of use and ability to integrate with lots of other software such as Quickbooks and Bench for accounting, 7shifts (scheduling software), as well as multiple options for inventory management and 3rd party delivery companies.

Operations

Locations & Facilities

Our space, as previously discussed, is well positioned within Middletown in a quaint but still heavily trafficked area. There is ample street parking as well as a small lot in the rear.

The dining room seats roughly 56 people (in its current pre-covid configuration), with an additional 24 seats outside on the rear patio during good weather, and 3 two-top tables in the basement bar, and 6 bar stools (dependent on when bar seating is reinstituted in Virginia, currently illegal under pandemic emergency orders).

The kitchen is small but I believe, if organized and designed in an efficient and thoughtful way, it can turn an incredible amount of food out.

All equipment has been left behind and included in the sale. This means we already have plates and glassware, cooking equipments, small appliances, storage cambros, coffee makers, cash drawers, printer, and even a healthy spice collection!

Technology

As mentioned in a previous section, we will be using Square as our POS system, payroll management, and potentially Kitchen Display Systemt. 7shifts appears to be the most promising for scheduling (and with a small staff, is actually free). Bench and Quickbooks for accounting. Mailchimp for CRM/newsletter type emails. Squarespace for website design and management. Sortly or a similar program for inventory management. Facebook and Instagram for social media presence/marketing.

Equipment & Tools

The following attachments are actually a modest list of what remains within the restaurant. Additional items left behind but not detailed in this listing are: plates, glassware, to-go boxes, coffee mugs and teapots, silverware, as well as pots, pans, and a vast assortment of cooking equipment

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
Open	June 03, 2021		Our goal is to open in the early summer of 2021. Our biggest hurdle will be getting things squared away in terms of paperwork.
Executive Bourbon Stewardship certification	July 01, 2021	Kari and Ian	We are trying to plan a short trip to Kentucky to complete our certification in the late spring/early summer, but want to ensure the restaurant has coverage so we set the goal date back slightly to give ourselves a buffer.
Be named one of the Best Bourbon Bars in America	June 01, 2022		Within one year of opening, we hope to have amassed a collection worth (nationwide) bragging rights.
Have our food featured in major publications	June 01, 2022		Not to be outshined by our beverages, we will strive toward recognition in our food as well (be that Bon Appetit, Eater, Foodie & the Beast, F*%^ That's Delicious, etc)

Key metrics

Our most important key metric will be keeping our prime costs – labor and COGS – under 60%. These are the only costs we can really control on a day to day basis, whereas the fixed costs of rent, equipment, and so forth are set amounts.

Other important metrics to watch:
-Paying off any loans needed to start the business
-Along with the above, getting officially "into the black" and being able to set aside a rainy day fund for the unanticipated (which if 2020 has taught us anything, it's this). With a purchase cost of $260,000 and a down payment of $52,000 it will take around 15 years to pay down the rest of the building, though we may take a longer mortgage term to provide for better cash flow.
-Growth: When we reach a certain level of business that it becomes necessary to extend our hours, or our days open, and to add staff. Should we reach a point where it seems reasonable to entertain the idea of additional locations, that too will be a huge marker for us.
-Recognition (publications, awards, etc) – we'll be striving toward acknowledgement from our peers to know we're on the right track.

Company

Overview

Ownership & Structure

We plan to structure our LLC as an S-Corporation. Investors will become shareholders, and regular shareholder meetings will be held (monthly for first 6 months of operation, transitioning to quarterly meetings thereafter).

As defined by Virginia tax law, "A pass-through entity is any business that is recognized as a separate entity for federal income tax purposes and the owners of which report their distributive or pro rata shares of the entity's income, gains, losses, deductions, and credits on their own returns." (https://www.tax.virginia.gov/pass-through-entities)

Accounting services and tax preparation will be handled by Riley & Nguyen (https://rileynguyen.com/about/company/)

Team

Management team

Kari will lead the restaurant as both executive chef and general manager, assisted by a team she assembles (an executive sous chef has already been tapped as well). Ian will manage marketing and acquisitions of new/rare bourbons, as well as handling other aspects of our beverage program. Accounting will be outsourced.

Sample Menus

Sample Menus

Lunch/Dinner

Misc. Menu Items

- Watermelon Gazpacho with basil flowers and chive oil
- Summer Melon Salad – cantaloupe, honeydew, prosciutto, farmer's cheese
- Grilled Peaches & Ricotta – on grilled bread with honey, mint, maldon salt
- Razor Clams Casino – shallot, panko, parsley, white wine, butter
- Nashville Hot Chicken – house made pickles, classic white bread
- Tarragon & Bacon Succotash – lima beans, corn, okra, red bell pepper, cherry tomatoes
- Elotes – street corn with cream, cotija cheese, tajin, cilantro, lime, taki dust
- Summer Strawberry Grain Salad – millet, farro, cucumber, red onion, goat cheese, pine nuts, arugula, champagne-thyme vinaigrette
- Fried Green Tomatoes – chow-chow, corn, pimento cheese

Burgers

- Triple B burger – brie, blackberry, bacon on a toasted brioche bun
- The Apollo – tzatziki, pickled red onion, cucumber, olives
- Devil Went Down to Georgia – Bourbon barbecue sauce, jalapeño coins, grilled peaches, habanero-jack cheese, pork rinds
- V&C Classic Smash – House pickles, cheddar cheese, fried onions, herb aioli, butter lettuce
- Popeye in Thailand – spinach, goat cheese, thai chili sauce

Brunch

- Smoked Salmon and Cream Cheese Galette – topped with red onion, capers, salmon roe, cucumber, chives. Served with "everything bagel" toast points
- Benton's Candied Bacon – Hickory smoked bacon lollipops candied in brown sugar and molasses

- Shrimp & Grits - Decadent, creamy, Anson Mills grits topped with seared shrimp, poached leek greens, tomato concasse
- Deviled Eggs - Local Doretta Farms eggs topped with pulled pork, crushed chicharrones, pickled watermelon rind
- Chicken & Waffles - Hand-breaded fried chicken tenderloins on buttermilk waffles with Bubba's hot honey

Bourbons

Virginia Bourbons:

- Maison de Cuivre - Virginia bourbon - Richmond
- Tarnished Truth "Old Cavalier" - Virginia Beach
- Bowman Distillery bourbons - Fredericksburg
- Ironclad Distillery - Newport News
- Ragged Branch Wheated Bourbon or Double Oaked - Charlottesville
- Belmont Farm - Culpepper

Standard Offerings:

- Bulleit
- Four Roses (straight)
- Knob Creek
- Eagle Rare
- Makers Mark
- Larceny
- Henry McKenna
- Basil Hayden's
- Angel's Envy

More adventurous:

- Elijah Craig
- Barrell (Armida)
- Penelope Rose Cask Finish
- Wilderness Trail
- EH Taylor

- Ezra Brooks
- Woodford Reserve
- Weller
- Old Forester
- Blanton's
- Michter's
- Laws Whiskey House
- Belle Meade sherry cask finish
- Bib & Tucker

....and many more...

Cocktails

Classics:

- Manhattan (rye, sweet vermouth, angostura/orange bitters, cherry)
- Boulevardier (bourbon, sweet vermouth, campari, orange twist)
- Negroni (gin, sweet vermouth, campari, orange twist)
- Side Car (cognac, lemon juice, triple sec)
- French 75 (gin, lemon juice, simple syrup, champagne, lemon twist)
- Mint Julep (bourbon, sugar, crushed ice, mint)

Other cocktails:

- Paper Plane (bourbon, amaro nonino, aperol, lemon juice)
- The Brown Derby (bourbon, grapefruit juice, honey)
- Bee's Knees (gin, lemon juice, honey syrup)
- Gold Rush (bourbon, lemon juice, honey syrup)
- Paloma (tequila, grapefruit juice, club soda, lime juice, sugar)
- Salty Dog (var. on Greyhound– gin, grapefruit juice, salt rim)
- Moscow Mule (vodka, lime juice, ginger beer)
- Kamikaze (vodka, lime juice, triple sec)
- Blackberry Bourbon Smash (lemon, blackberry, bourbon, mint, simple)

Financial Plan

Forecast

Key assumptions

Our key assumptions in the formulation of the following forecasts include a combination of historical tax data provided by the previous business occupying the space, as well as knowledge of the metrics and sales figures at my current place of employment, along with some basic math surrounding the number of seats multipled by an average estimated guest check.

Previous tax records provided by Clancy Strand LLC (Nana's Irish Pub) reveal a gross revenue of over $500,000 for the 3 years of statements provided. A peak year crested over $700k.

Where I am currently employed as the Executive Chef, an incredibly slow day- one which does little more than "keep the lights on" is around $2000. This business, however, has quadruple the rent I project for our site.

If we estimate a low ticket average of $30/guest, or a high ticket average of $50/guest, filling each of the main dining room seats (54) at least once per day yields a gross income of $1620 - $2700. Week days may certainly be like this, but weekends will assuredly see at least 1-2 turns. At an absolute bare minimum, the numbers above yield between $6480-$10,800k/per week on a 4 day week. These figures do not account for the rear patio dining, basement bar, or plan (pending approval) for 2 two-top tables in the front of the restaurant. I think these figures are much lower than what we can reasonably expect, but helps to set a base rate. Some weeks will be higher, and some weeks will be lower, but planning for $10k/week and then making $15-$20k/week is a much more favorable situation than the reverse!

A business advisor I spoke with recently also noted a trend I can verify - with the increase of teleworking over the past year, lunch traffic has increased across the board. While in quieter communities like this dinner traffic can often be the only traffic, I believe, especially with the large community developments that have sprung up (and sold out) this year that there is a high likelihood of a lunch crowd forming. When many Lord Fairfax Community College (less than 1 mile away) courses return to in person instruction, that will also drive our lunch sales.

Given the absence of many other options in the area, it's also worth noting the two other major restaurants nearby consistently have packed parking lots.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Sources of Funds

Vault & Cellar plans to source our start up funding from a variety of sources. We plan to do a combination of investors, along with bank financing, personal capital, and potential crowd funding. At present we are in talks with 5 different investors. We have also spoken with an advisor from our local SBA branch who has referred us to 2 area lenders.

The building/assets themselves cost $260,000 - at 20% down we will need $52,000 to begin our journey. I estimate an additional $20-30,000 for initial payroll, food/liquor purchases, etc.

Once in possession of the building, we will be selling some of the decor, antiques, and a few other assorted items (like selling the existing point-of-sale system and computer in exchange for a different POS and laptop).

Partners & Resources

Because we are both purchasing a building, and seeking to operate a business within it, we have determined the most fair way to present this to our shareholders is as follows:

Two LLCs will be formed: One for the restaurant operation itself, and one for the building (real estate). Investors may choose if they wish to purchase shares in either or both, with each having a different valuation and rate of return.

We have valued the restaurant business at $500,000 per year. The building is valued at $185,000. Building shares for 7843 Main Street, Middletown, Va 22645 will be $1700 with 100 one-percent shares available. Shares for Vault & Cellar LLC are $5000 each with 100 available. Vault & Cellar projects profits above $50,000 per year. Payouts to owners would be done quarterly for the first year.

For the first 6 months, the restaurant will pay the flat lease rate (through Rushing Enterprises LLC) + $500 into a maintenance and improvements fund. Maintenance fund to be supplied until it reaches $10,000. This translates to approximately $1500 for the first 6 months. The second 6 months will increase to $2000, and finally $2500 thereafter. Anything above the mortgage and Maintenance & Improvement fund to be dispersed to shareholders on a regular basis (timing of disbursements to be discussed in more details regarding monthly, quarterly, or yearly payouts).

SWOT Analysis

Strengths:
-Competent leadership
-Excellent marketing management from Toy Box Studios
-Ownership of building ensures we are not at mercy of landlord
-Outdoor seating area crucial since COVID has affected dining patterns for the long term
-Sale includes access to healthy social media following
-Building well maintained (new roof, HVAC, tile floor in kitchen)
-All equipment/utensils/appliances/etc are included - operation is turnkey

Weaknesses:
-COVID - current capacity restrictions as well as inability to use bar seating. We project a June open and while we are optimistic about what that means in regards to returning to normal, we don't yet know what the future holds.
-Also in regards to COVID - there is always the potential for an outbreak in any work environment. Kitchens, unfortunately, mean working in very close proximity to one another and with a small staff, this could easily mean shutting down for 10-14 days. On the flip side, the vaccine has just become available to food service employees so staff could be encouraged or incentivized to vaccinate and prevent this possible outcome.

Opportunities:
-Area is presently somewhat stagnant since the closure of Wayside Theatre, though this could be the start of an upturn with the adjacent distillery opening soon, and two large Ryan Homes developments nearby.

Threats:

-Governor mandates/Executive Orders related to COVID present an unknown and moving target with restaurant operations.

Statements

Projected Profit and Loss

	2021	2022	2023
Revenue	**$344,000**	**$550,000**	**$600,000**
Direct Costs	**$206,400**	**$330,000**	**$360,000**
Gross Margin	$137,600	$220,000	$240,000
Gross Margin %	**40%**	**40%**	**40%**
Operating Expenses			
Liquor / Beer / Wine License	$832	$1,250	$1,250
Mortgage	$17,500	$30,000	$30,000
Utilities	$9,600	$14,400	$14,400
POS / printers / cash drawer / etc	$1,672		
Payroll Services (Square)	$553	$948	$948
Spotify for Business (Soundtrack)	$350	$600	$600
Linen Service	$1,400	$2,400	$2,400
Repairs and Maintenance Fund	$6,181	$10,600	$10,600
Surprise & Delight	$1,720	$2,750	$3,000
Business Insurance	$1,000	$1,500	$1,500
Workers Comp Insurance	$280	$480	$480
UCO recycling	$700	$1,200	$1,200
Tax preparation	$600	$1,200	$1,200
Property Tax	$334	$502	$502
Small Wares	$581	$1,000	$1,000
Phone / Internet	$880	$1,320	$1,320
Flowers / Office Supplies / Misc	$1,200	$1,800	$1,800
Total Operating Expenses	**$45,383**	**$71,950**	**$72,200**
Operating Income	**$92,217**	**$148,050**	**$167,800**

Interest Incurred	$660	$159	
Depreciation and Amortization			
Gain or Loss from Sale of Assets			
Income Taxes	$22,889	$36,973	$41,950
Total Expenses	**$275,332**	**$439,082**	**$474,150**
Net Profit	**$68,668**	**$110,918**	**$125,850**
Net Profit / Sales	**20%**	**20%**	**21%**

Projected Balance Sheet

	2021	2022	2023
Cash	$117,337	$215,024	$344,280
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$117,337**	**$215,024**	**$344,280**
Long-Term Assets			
Accumulated Depreciation			
Total Long-Term Assets			
Total Assets	**$117,337**	**$215,024**	**$344,280**
Accounts Payable	$11,986	$13,398	$14,406
Income Taxes Payable	$10,235	$9,253	$10,487
Sales Taxes Payable	$13,764	$12,787	$13,950
Short-Term Debt	$12,684		
Prepaid Revenue			
Total Current Liabilities	**$48,669**	**$35,438**	**$38,843**
Long-Term Debt	$0	$0	$0
Long-Term Liabilities	**$0**	**$0**	**$0**
Total Liabilities	**$48,669**	**$35,438**	**$38,843**
Paid-In Capital			
Retained Earnings		$68,668	$179,586
Earnings	$68,668	$110,918	$125,850
Total Owner's Equity	**$68,668**	**$179,586**	**$305,436**
Total Liabilities & Equity	**$117,337**	**$215,024**	**$344,280**

Projected Cash Flow Statement

	2021	2022	2023
Net Cash Flow from Operations			
Net Profit	$68,668	$110,918	$125,850
Depreciation & Amortization			
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$11,986	$1,412	$1,008
Change in Income Tax Payable	$10,235	($982)	$1,234
Change in Sales Tax Payable	$13,764	($977)	$1,163
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$104,654**	**$110,371**	**$129,255**
Investing & Financing			
Assets Purchased or Sold			
Net Cash from Investing			
Investments Received			
Dividends & Distributions			
Change in Short-Term Debt	$12,684	($12,684)	
Change in Long-Term Debt	$0	$0	$0
Net Cash from Financing	**$12,684**	**($12,684)**	**$0**
Cash at Beginning of Period	$0	$117,337	$215,024
Net Change in Cash	$117,337	$97,687	$129,255
Cash at End of Period	**$117,337**	**$215,024**	**$344,280**

Expenses



Financial Highlights by Year



Net Profit (or Loss) by Year



Revenue



Projected Profit and Loss

	2021	2022	2023
Revenue	**$344,000**	**$550,000**	**$600,000**
Direct Costs	**$206,400**	**$330,000**	**$360,000**
Gross Margin	$137,600	$220,000	$240,000
Gross Margin %	**40%**	**40%**	**40%**
Operating Expenses			
Liquor / Beer / Wine License	$832	$1,250	$1,250
Mortgage	$17,500	$30,000	$30,000
Utilities	$9,600	$14,400	$14,400
POS / printers / cash drawer / etc	$1,672		
Payroll Services (Square)	$553	$948	$948
Spotify for Business (Soundtrack)	$350	$600	$600
Linen Service	$1,400	$2,400	$2,400
Repairs and Maintenance Fund	$6,181	$10,600	$10,600
Surprise & Delight	$1,720	$2,750	$3,000
Business Insurance	$1,000	$1,500	$1,500
Workers Comp Insurance	$280	$480	$480
UCO recycling	$700	$1,200	$1,200
Tax preparation	$600	$1,200	$1,200
Property Tax	$334	$502	$502
Small Wares	$581	$1,000	$1,000
Phone / Internet	$880	$1,320	$1,320
Flowers / Office Supplies / Misc	$1,200	$1,800	$1,800
Total Operating Expenses	**$45,383**	**$71,950**	**$72,200**
Operating Income	**$92,217**	**$148,050**	**$167,800**
Interest Incurred	$660	$159	
Depreciation and Amortization			

Gain or Loss from Sale of Assets			
Income Taxes	$22,889	$36,973	$41,950
Total Expenses	**$275,332**	**$439,082**	**$474,150**
Net Profit	**$68,668**	**$110,918**	**$125,850**
Net Profit / Sales	**20%**	**20%**	**21%**

Appendix

Profit and Loss Statement (With monthly detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Total Revenue						**$40,000**	**$48,000**	**$48,000**	**$60,000**	**$60,000**	**$48,000**	**$40,000**
Total Direct Costs						**$24,000**	**$28,800**	**$28,800**	**$36,000**	**$36,000**	**$28,800**	**$24,000**
Gross Margin						$16,000	$19,200	$19,200	$24,000	$24,000	$19,200	$16,000
Gross Margin %						**40%**	**40%**	**40%**	**40%**	**40%**	**40%**	**40%**
Operating Expenses												
Liquor / Beer / Wine License					$104	$104	$104	$104	$104	$104	$104	$104
Mortgage						$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
Utilities					$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
POS / printers / cash drawer / etc					$1,672							
Payroll Services (Square)						$79	$79	$79	$79	$79	$79	$79
Spotify for Business (Soundtrack)						$50	$50	$50	$50	$50	$50	$50
Linen Service						$200	$200	$200	$200	$200	$200	$200
Repairs and Maintenance Fund						$883	$883	$883	$883	$883	$883	$883
Surprise & Delight						$200	$240	$240	$300	$300	$240	$200
Business Insurance					$125	$125	$125	$125	$125	$125	$125	$125

Workers Comp Insurance		$40	$40	$40	$40	$40	$40	$40
UCO recycling		$100	$100	$100	$100	$100	$100	$100
Tax preparation			$100	$100	$100	$100	$100	$100
Property Tax	$41	$41	$42	$42	$42	$42	$42	$42
Small Wares		$83	$83	$83	$83	$83	$83	$83
Phone / Internet	$110	$110	$110	$110	$110	$110	$110	$110
Flowers / Office Supplies / Misc	$150	$150	$150	$150	$150	$150	$150	$150
Total Operating Expenses	**$3,402**	**$5,865**	**$6,006**	**$6,006**	**$6,066**	**$6,066**	**$6,006**	**$5,966**
Operating Income	**($3,402)**	**$10,135**	**$13,194**	**$13,194**	**$17,934**	**$17,934**	**$13,194**	**$10,034**
Interest Incurred		$125	$115	$104	$95	$84	$73	$64
Depreciation and Amortization								
Gain or Loss from Sale of Assets								
Income Taxes	$0	$1,652	$3,270	$3,272	$4,460	$4,463	$3,280	$2,492
Total Expenses	**$3,402**	**$31,642**	**$38,191**	**$38,182**	**$46,621**	**$46,613**	**$38,159**	**$32,522**
Net Profit	**($3,402)**	**$8,358**	**$9,809**	**$9,818**	**$13,379**	**$13,387**	**$9,841**	**$7,478**
Net Profit / Sales		**21%**	**20%**	**20%**	**22%**	**22%**	**21%**	**19%**

The Vault and Cellar

	2021	2022	2023
Total Revenue	**$344,000**	**$550,000**	**$600,000**
Total Direct Costs	**$206,400**	**$330,000**	**$360,000**
Gross Margin	$137,600	$220,000	$240,000
Gross Margin %	**40%**	**40%**	**40%**
Operating Expenses			
Liquor / Beer / Wine License	$832	$1,250	$1,250
Mortgage	$17,500	$30,000	$30,000
Utilities	$9,600	$14,400	$14,400
POS / printers / cash drawer / etc	$1,672		
Payroll Services (Square)	$553	$948	$948
Spotify for Business (Soundtrack)	$350	$600	$600
Linen Service	$1,400	$2,400	$2,400
Repairs and Maintenance Fund	$6,181	$10,600	$10,600
Surprise & Delight	$1,720	$2,750	$3,000
Business Insurance	$1,000	$1,500	$1,500
Workers Comp Insurance	$280	$480	$480
UCO recycling	$700	$1,200	$1,200
Tax preparation	$600	$1,200	$1,200
Property Tax	$334	$502	$502
Small Wares	$581	$1,000	$1,000
Phone / Internet	$880	$1,320	$1,320
Flowers / Office Supplies / Misc	$1,200	$1,800	$1,800
Total Operating Expenses	**$45,383**	**$71,950**	**$72,200**

The Vault and Cellar

Operating Income	**$92,217**	**$148,050**	**$167,800**
Interest Incurred	$660	$159	
Depreciation and Amortization			
Gain or Loss from Sale of Assets			
Income Taxes	$22,889	$36,973	$41,950
Total Expenses	**$275,332**	**$439,082**	**$474,150**
Net Profit	**$68,668**	**$110,918**	**$125,850**
Net Profit / Sales	**20%**	**20%**	**21%**

Balance Sheet (With Monthly Detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Cash					$27,959	$49,831	$61,525	$76,615	$100,465	$95,901	$108,087	$117,337
Accounts Receivable						$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets					**$27,959**	**$49,831**	**$61,525**	**$76,615**	**$100,465**	**$95,901**	**$108,087**	**$117,337**
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets					**$27,959**	**$49,831**	**$61,525**	**$76,615**	**$100,465**	**$95,901**	**$108,087**	**$117,337**
Accounts Payable					$1,361	$11,946	$13,922	$13,922	$16,826	$16,826	$13,922	$11,986
Income Taxes Payable					$0	$1,652	$3,270	$6,542	$11,002	$4,463	$7,743	$10,235
Sales Taxes Payable						$3,720	$4,464	$8,928	$14,508	$5,580	$10,044	$13,764
Short-Term Debt					$30,000	$27,557	$25,104	$22,640	$20,167	$17,683	$15,188	$12,684
Prepaid Revenue												
Total Current Liabilities					**$31,361**	**$44,875**	**$46,760**	**$52,033**	**$62,503**	**$44,552**	**$46,898**	**$48,669**
Long-Term Debt					$0	$0	$0	$0	$0	$0	$0	$0
Long-Term Liabilities					**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**

The Vault and Cellar

Total Liabilities	$31,361	$44,875	$46,760	$52,033	$62,503	$44,552	$46,898	$48,669
Paid-In Capital								
Retained Earnings								
Earnings	($3,402)	$4,956	$14,765	$24,583	$37,962	$51,349	$61,190	$68,668
Total Owner's Equity	($3,402)	$4,956	$14,765	$24,583	$37,962	$51,349	$61,190	$68,668
Total Liabilities & Equity	$27,959	$49,831	$61,525	$76,615	$100,465	$95,901	$108,087	$117,337

The Vault and Cellar

	2021	2022	2023
Cash	$117,337	$215,024	$344,280
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$117,337**	**$215,024**	**$344,280**
Long-Term Assets			
Accumulated Depreciation			
Total Long-Term Assets			
Total Assets	**$117,337**	**$215,024**	**$344,280**
Accounts Payable	$11,986	$13,398	$14,406
Income Taxes Payable	$10,235	$9,253	$10,487
Sales Taxes Payable	$13,764	$12,787	$13,950
Short-Term Debt	$12,684		
Prepaid Revenue			
Total Current Liabilities	**$48,669**	**$35,438**	**$38,843**
Long-Term Debt	$0	$0	$0
Long-Term Liabilities	**$0**	**$0**	**$0**
Total Liabilities	**$48,669**	**$35,438**	**$38,843**
Paid-In Capital			
Retained Earnings		$68,668	$179,586
Earnings	$68,668	$110,918	$125,850
Total Owner's Equity	**$68,668**	**$179,586**	**$305,436**

The Vault and Cellar

Total Liabilities & Equity	$117,337	$215,024	$344,280

Cash Flow Statement (With Monthly Detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Net Cash Flow from Operations												
Net Profit					($3,402)	$8,358	$9,809	$9,818	$13,379	$13,387	$9,841	$7,478
Depreciation & Amortization												
Change in Accounts Receivable						$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable					$1,361	$10,585	$1,976	$0	$2,904	$0	($2,904)	($1,936)
Change in Income Tax Payable					$0	$1,652	$1,618	$3,272	$4,460	($6,539)	$3,280	$2,492
Change in Sales Tax Payable						$3,720	$744	$4,464	$5,580	($8,928)	$4,464	$3,720
Change in Prepaid Revenue												
Net Cash Flow from Operations					($2,041)	$24,315	$14,148	$17,553	$26,324	($2,080)	$14,680	$11,755
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												

Investments Received								
Dividends & Distributions								
Change in Short-Term Debt	$30,000	($2,443)	($2,453)	($2,463)	($2,474)	($2,484)	($2,494)	($2,505)
Change in Long-Term Debt	$0	$0	$0	$0	$0	$0	$0	$0
Net Cash from Financing	**$30,000**	**($2,443)**	**($2,453)**	**($2,463)**	**($2,474)**	**($2,484)**	**($2,494)**	**($2,505)**
Cash at Beginning of Period	$0	$27,959	$49,831	$61,525	$76,615	$100,465	$95,901	$108,087
Net Change in Cash	$27,959	$21,872	$11,694	$15,090	$23,850	($4,564)	$12,186	$9,250
Cash at End of Period	**$27,959**	**$49,831**	**$61,525**	**$76,615**	**$100,465**	**$95,901**	**$108,087**	**$117,337**

The Vault and Cellar

	2021	2022	2023
Net Cash Flow from Operations			
Net Profit	$68,668	$110,918	$125,850
Depreciation & Amortization			
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$11,986	$1,412	$1,008
Change in Income Tax Payable	$10,235	($982)	$1,234
Change in Sales Tax Payable	$13,764	($977)	$1,163
Change in Prepaid Revenue			
Net Cash Flow from Operations	$104,654	$110,371	$129,255
Investing & Financing			
Assets Purchased or Sold			
Net Cash from Investing			
Investments Received			
Dividends & Distributions			
Change in Short-Term Debt	$12,684	($12,684)	
Change in Long-Term Debt	$0	$0	$0
Net Cash from Financing	$12,684	($12,684)	$0
Cash at Beginning of Period	$0	$117,337	$215,024
Net Change in Cash	$117,337	$97,687	$129,255
Cash at End of Period	$117,337	$215,024	$344,280